September 25, 2015

VIA EDGAR

Mr. William H. Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	W.W. Grainger, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 1-5684

Dear Mr. Thompson:

This letter is in response to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated September 15, 2015 (the “Comment Letter”), relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 of W.W. Grainger, Inc. (“Grainger” or the “Company”).

For ease of reference, each of the Staff’s comments is reproduced below in italics, followed by our response. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 15

1.
We note your disclosure on page 4 that e-commerce sales increased 13% or $2.8 billion in 2014 compared to the prior year. In light of this significant increase, please tell us what consideration you gave to providing a discussion and analysis of the impact of e-commerce sales on your results of operations. In doing so, please also clarify the amount of increase in e-commerce sales attributable by each reportable segment. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response:

Customers in our multi-channel businesses purchase products through various channels, including eCommerce, and continue to migrate to online and electronic purchasing across customer end segments. Our largest reportable segment, United States, also has the highest percentage of eCommerce sales at approximately 36 percent in 2014, compared to 34 percent in 2013. The increase in year-over-year sales of 13 percent equated to $300 million. This increase was not considered material by the Company, nor was the year-over-year two percentage point increase in eCommerce sales considered to be a material change in the proportion of total United States segment revenues flowing through the eCommerce channel. In Canada, our other reportable segment, eCommerce sales contributed approximately 11 percent in 2014, compared to 10 percent in 2013, with a year-over-year increase of 7 percent or $7.5 million. Similarly, the Company is of the view that neither the absolute change in dollar revenues, nor the change in eCommerce sales mix for the Canadian reportable segment were material to the Company.

The overall increase in net sales for both reportable segments and across our customer end markets includes eCommerce sales. Likewise, gross profit and operating earnings in both segments reflect the impact of net sales generated through eCommerce. We will include in future filings the percentage of net sales generated via eCommerce and comparisons attributable to each reportable segment, as well as a discussion of any resultant impacts on operating earnings.

Other Businesses, page 17

2.
We note your disclosure that net sales increased 14% primarily due to a combined 18% increase in volume and price. Please provide a narrative discussion in future filings of the extent to which such increases are attributable to price separately from increases in volume to enhance the investor’s understanding of your operating performance. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:

We have grouped fifteen operating segments that are not individually reportable in Other Businesses. These include Zoro in the United States and different operations in Europe, Asia and Latin America, ranging from $1 million to $420 million in revenues for the year ended December 31, 2014, and which the Company evaluated as not material either individually or in the aggregate. Moreover, the overall increase in net sales of $142 million in Other Businesses, which equates to two percent of prior year Company sales, was not considered to be material. As such, we believe separate discussion of volume and price components for this group on an aggregated level would not be meaningful, due to different business models and maturity of the individual businesses, as well as geographies and economic markets in which they operate. However, we will continue to evaluate the net sales drivers for the operating segments grouped in Other Businesses in future periods and consider disclosing separate price and volume components in future filings if material and meaningful to investors’ understanding of the Company’s operating performance.

Item 8: Financial Statements and Supplementary Data

Note 3 - Goodwill and Other Intangible Assets, page 52

3.
We note your disclosure that the implied fair value of goodwill is compared to the carrying value of assets to measure the amount of impairment loss. Please confirm to us whether you compare the implied fair value of reporting unit goodwill with the carrying value of that goodwill to measure the impairment loss pursuant to ASC 350-20-35-9. Please also present in future filings the impairment loss separately in the consolidated statements of earnings. Refer to ASC 350-20-45-2.

Response:

We confirm that we compare the implied fair value of reporting unit goodwill with the carrying value of that goodwill to measure the impairment loss pursuant to ASC 350-20-35-9. Our future filings will be revised to state the following: “If the carrying value of assets of the reporting unit exceeds its calculated fair value, the second step is performed, where the implied fair value of goodwill is compared to the carrying value of that goodwill, to determine the amount of impairment.”

We will also revise future filings to present any future impairment losses separately in the consolidated statements of earnings.

*****
As you have requested, we hereby acknowledge the following:

•	Grainger is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Grainger may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing responses adequately address the comments raised in the Comment Letter. If you have any questions concerning the above, please do not hesitate to contact me at (847) 535-0062.

Sincerely,

\s\ William Lomax
William Lomax
VP Finance & Controller, Chief Accounting Officer
W.W. Grainger, Inc.

cc:	James T. Ryan, Chairman, President and Chief Executive Officer
Ronald L. Jadin, Senior Vice President and Chief Financial Officer
John L. Howard, Senior Vice President and General Counsel

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